Exhibit 2.1

Execution Version

INTERESTS PURCHASE AGREEMENT

THIS INTERESTS PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 30th day of April, 2013, by and among FAIRMOUNT MINERALS, LTD., a Delaware corporation (“Buyer”), SOANE ENERGY LLC, a Delaware limited liability company (“Seller”), and Self-Suspending Proppant LLC, a Delaware limited liability company (the “Company”).

RECITALS:

A. Seller has developed certain Technology (as hereinafter defined), and Seller has filed applications for patents for certain aspects of the Technology as set forth on Exhibit A hereto (the “Patent Applications”).

B. Seller has conveyed to the Company all of its right, title and interest in and to the Contributed Assets (as defined in the Contribution Agreement) and desires to (i) sell all of the equity of the Company (the “Interests”) to Buyer and (ii) refrain from competition with respect to the Contributed Assets in exchange for the consideration described herein.

C. To accomplish the aforementioned conveyance, (i) prior to the date hereof, Seller has contributed and assigned the Contributed Assets to the Company, and the Company has assumed the Assumed Liabilities (as defined in the Contribution Agreement) (the “Contribution”); and (ii) at the Closing, Seller will sell to Buyer the Interests pursuant to the terms and conditions set forth in this Agreement (the “Interests Purchase”).

Now, therefore, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

ARTICLE 1: DEFINITIONS

1.1 Definitions. Certain terms used in this Agreement shall have the meanings set forth in Article 10, or elsewhere herein as indicated in Article 10.

1.2 Accounting Terms. Accounting terms used in this Agreement and not otherwise defined herein shall have the meanings attributed to them under GAAP except as may otherwise be specified herein.

ARTICLE 2: CONTRIBUTION; INTERESTS PURCHASE

2.1 Contribution. Prior to the consummation of the transactions contemplated herein, Seller has contributed and assigned to the Company, (a) free and clear of all Liens, its entire right, title and interest, in all countries of the world, in and to the Contributed Assets and (b) the Assumed Liabilities, pursuant to the Contribution Agreement dated as of April 30, 2013, between Seller and the Company, a copy of which is attached as Exhibit B hereto (the “Contribution Agreement”).

2.2 Purchase of Interests. Subject to the terms and conditions of this Agreement, at the Closing Seller shall sell, assign, transfer and deliver to Buyer, free and clear of all Liens, and Buyer shall purchase from Seller, all of Seller’s rights, title and interest in and to all of the Interests.

2.3 Purchase Price. The aggregate consideration to be paid by Buyer to Seller for the purchase of the Interests on the terms set forth herein is an amount (the “Purchase Price”) equal to (a) Fifty-Five Million Dollars ($55,000,000) (the “Up-Front Amount”) plus (b) the Earn-Out Amount pursuant to, and payable in accordance with, Section 2.4 hereof. Subject to the terms and conditions of this Agreement, at Closing, Buyer shall (i) pay Fifty Million Dollars ($50,000,000) to Seller (the “Closing Cash”), and (ii) deposit Five Million Dollars ($5,000,000) (the “Escrow Amount”) with the Escrow Agent in accordance with the Escrow Agreement to be held in escrow for a period of eighteen (18) months from the Closing Date. The Closing Cash shall be paid by Buyer to Seller in its entirety at Closing by means of a wire transfer of immediately available funds to an account designated by Seller.

2.4 Earn-Out Amount.

(a) Earn-Out Payments. As additional consideration for the Interests, and subject to (i) Seller’s compliance with Section 8.4 hereof and the Services Agreement, (ii) compliance with the Soane Agreement by Dr. Soane and Soane Labs LLC, and (iii) Buyer’s right of offset pursuant to Section 9.3 hereof, Buyer shall deliver an unsecured contingent note to Seller, in substantially the form attached as Exhibit C-1 hereto (the “Earn-Out Note”), pursuant to which Seller shall be entitled to receive additional consideration from Buyer (the “Earn-Out Amount”) during the five (5) year period (the “Earn-Out Period”) commencing upon and following the first calendar day of the month which includes the second (2nd) anniversary of the date that is the earlier of (x) the date of Commercial Sale (as defined below) and (y) the date that is six (6) months after the Closing Date (such date, the “Earn-Out Commencement Date”), equal to (i) fifty percent (50%) of the cumulative Product Margin for the Earn-Out Period, minus (ii) the total of all Marathon Payments made (A) during the Earn-Out Period and (B) prior to the Earn-Out Commencement Date and not otherwise satisfied from the Escrow Amount, on and subject to the terms contained herein, and which Earn-Out Amount shall be payable by Buyer to Seller as follows (each of the following payments, an “Earn-Out Payment”):

(1) within sixty (60) days following the last day of the First Measuring Period, an amount (the “First Payment”) equal to (A) fifty percent (50%) of the cumulative Product Margin for such First Measuring Period (if positive), minus (B) the total of all Marathon Payments made (i) prior to the Earn-Out Commencement Date and not satisfied from the Escrow Amount and (ii) during the First Measuring Period;

(2) within sixty (60) days following the last day of the Second Measuring Period, an amount (the “Second Payment”), equal to (x) fifty percent (50%) of the cumulative Product Margin for all then-completed Measuring Periods (if positive), minus (y) the total of all Earn-Out Payments previously paid by Buyer to Seller for all prior completed Measuring Periods, minus (z) the total of all Marathon Payments made prior to the completion of the Second Measuring Period (including any Marathon Payments made prior to the Earn-Out Commencement Date) that were not satisfied from the Escrow Amount or previously subtracted from a prior Earn-Out Payment;

(3) within sixty (60) days following the last day of the Third Measuring Period, an amount equal to (x) fifty percent (50%) of the cumulative Product Margin for all then-completed Measuring Periods (if positive), minus (y) the total of all Earn-Out Payments previously paid by Buyer to Seller for all prior completed Measuring Periods, minus (z) the total of all Marathon Payments made prior to the completion of the Third Measuring Period (including any Marathon Payments made prior to the Earn-Out Commencement Date) that were not satisfied from the Escrow Amount or previously subtracted from a prior Earn-Out Payment;

(4) within sixty (60) days following the last day of the Fourth Measuring Period, an amount equal to (x) fifty percent (50%) of the cumulative Product Margin for all then-completed Measuring Periods (if positive), minus (y) the total of all Earn-Out Payments previously paid by Buyer to Seller for all prior completed Measuring Periods, minus (z) the total of all Marathon Payments made prior to the completion of the Fourth Measuring Period (including any Marathon Payments made prior to the Earn-Out Commencement Date) that were not satisfied from the Escrow Amount or previously subtracted from a prior Earn-Out Payment;

(5) within sixty (60) days following the last day of the Fifth Measuring Period, an amount (the “Fifth Payment”) equal to (x) fifty percent (50%) of the cumulative Product Margin for the Earn-Out Period (if positive), minus (y) the total of all Earn-Out Payments previously paid by Buyer to Seller for all prior completed Measuring Periods, minus (z) the total of all Marathon Payments made prior to the completion of the Earn-Out Period (including any Marathon Payments made prior to the Earn-Out Commencement Date) that were not satisfied from the Escrow Amount or previously subtracted from a prior Earn-Out Payment.

For purposes of clarification, cumulative Product Margin may be less than Zero Dollars ($0); provided that in no event shall an Earn-Out Payment be less than Zero Dollars ($0). The First Measuring Period, Second Measuring Period, Third Measuring Period, Fourth Measuring Period and Fifth Measuring Period shall be collectively, and as context dictates, individually, referred to as “Measuring Periods.” Upon the expiration or termination of the Earn-Out Period (including pursuant to Section 2.4(i)), any remaining payment obligations pursuant to the Marathon Agreement (including any Marathon Payments for which payment has not been made from the Escrow Amount or was not subtracted from Earn-Out Payments) shall be assigned to and assumed by Seller (and Buyer shall be released from same and indemnified by Seller for such amounts). For the avoidance of doubt, a Marathon Payment is considered subtracted from an Earn-Out Payment only to the extent it reduces a positive amount to an amount greater than or equal to Zero Dollars ($0) (but not to the extent that it results in a negative amount), for any Measuring Period; provided, that any negative amount resulting therefrom will carryover to the next subsequent Measuring Period or will be owed by Seller at the end of the Fifth Measuring Period.

(b) Solely for purposes of this Section 2.4(b), the term “Buyer” shall mean Fairmount Minerals, Ltd. and its subsidiaries. For purposes of this Agreement,

(i) “Commercial Sale” shall mean the date of the sale (in a single transaction or a series of related transactions) of at least four hundred (400) aggregate tons of Products by Buyer (other than product provided to Chesapeake Energy in March of 2013);

(ii) Products means any proppant embodying a self-suspending attribute alone or in combination with a dusting minimization, controlled chemical delivery and/or reduction of pumping pressure attribute, in any such case so long as such attribute is exclusive and proprietary to the Company and based upon the Seller IP Assets, where such proppant is (x) sold by Buyer to a Person other than a Subsidiary that is not the ultimate end-user of the proppant (an “Outside Person”) (“Product Sales”), or (y) licensed to an Outside Person (“Product Licenses”);

(iii) Product Margin shall be calculated by Buyer from its books and records in accordance with GAAP, and shall be based on Formula I below where the sum of the amounts contemplated under clauses (o), (p) (q), and (r) below has subtracted from it the sum of the items of expense, if any, to the extent they are actually incurred and/or paid by Buyer, identified in clauses (s), (t), (u), (v), and (w) below.

Formula I

Product Margin = (o)+(p)+(q)+(r) – (s)-(t)-(u)-(v)-(w)

For use in the Formula I above, the following calculations shall be used:

(o) for Product Sales, the gross sales of Buyer from the sale of Products to any Outside Person; plus

(p) for Product Licenses, royalties, license fees and other amounts received by Buyer from the license of any Seller IP Assets or Technology that incorporates, is based upon or derived from the Seller IP Assets to an Outside Person; plus

(q) for Products used in conjunction with value-added products or services provided or delivered by or on behalf of Buyer to an Outside Person, the fair market value of such Products used, with fair market value to be calculated as of the time that the applicable value-added products or services are provided or delivered (and such fair market value shall be determined based on the average quarterly price of the trailing quarter of Product Sales of Buyer; provided that if no such sales of Product have occurred at the time of determining such fair market value, fair market value shall be mutually determined in good faith by Buyer and Seller), and without double-counting of any contributions calculated under clauses (o), (p) or (r); plus

(r) as a substitute for or in addition to amounts contemplated under the foregoing clauses (o), (p) and (q), any non-cash consideration actually received by or on behalf of Buyer specifically in lieu of a cash purchase price for the sale of Products, provided that the fair market value of such non-cash consideration is to be calculated at the time of transfer of such non-cash consideration to Buyer; minus

(t) the fair market value price of base proppant substrate (e.g., sand, resin coated sand, ceramic or other proppants) acquired by Buyer (from a third party or from Buyer itself) and used in the production and sale of the Products (with such fair market value being determined based on the price paid by Buyer to a third party for such base proppant substrate or Buyer’s current market prices (to be updated quarterly, and each quarterly price to be based on the average quarterly Ex-Plant price from where the base proppant substrate is sourced)); minus

(u) all direct and identifiable costs of Buyer relating to the Products, including, without limitation, fees and Taxes (other than income Taxes), raw material costs, fixed and variable production costs (excluding depreciation), freight and logistics costs (including freight to terminals and/or coating facilities and freight and logistics to customers), demurrage costs, terminal costs, railcar costs and Product specific selling, general and administrative costs (including, without limitation, research and development related to the Products); minus

(v) all direct and allocable costs of Buyer relating to the Products, including, without limitation, fixed and variable production costs (excluding depreciation), freight and logistics costs (including freight to terminals and/or coating facilities and freight and logistics to customers), demurrage costs, terminal costs and railcar costs; and minus

(w) an allocation of the selling, general and administrative costs (“S,G&A”) necessary to support Buyer’s total proppants business (including without limitation, selling, marketing, customer service, terminal administration and logistics), the allocation of which will be calculated as the total of such indirect selling, general and administrative costs for the year minus the total of such indirect selling, general and administrative costs for the prior year (resulting in a positive or negative difference) multiplied by the ratio of the proportion of volume of Products sold by Buyer as compared to the overall volume of all proppants (including the Products) sold by Buyer, with any resulting positive difference being subtracted from (and reducing) Product Margin, or any resulting negative difference being added to (and increasing) Product Margin; for reference purposes, such SG&A for the twelve months ended March 31, 2012 was $7,210,103.

For the avoidance of doubt, no costs included under provisions (u), (v) and (w) above in the determination of Product Margin under Formula I above will include costs or expenses incurred in the production and distribution of base proppant that are intended to be covered by the ex-Plant fair market value price for such proppant. Furthermore, (i) the calculation of Product Margin shall exclude (A) depreciation and amortization expense related to the assets used in the production and sale of the Products, (B) indirect research and development costs of Buyer (as contrasted to the direct research and development costs referenced in clause (3) above), (C) interest and income tax expense, (D) non-recurring expenses that are not associated with the marketing, production, development or sale of the Products, including, but not limited to, impairment charges related to goodwill, intangibles and long-term assets and (E) corporate overhead costs of Fairmount Minerals, Ltd; and (ii) if Products are sold by a Subsidiary of

Fairmount Minerals, Ltd. that is not, directly or indirectly, wholly-owned by Fairmount Minerals, Ltd. and its other Subsidiaries, then “Product Margin” for purposes of this Section 2.4(b) with respect to such sales shall be directly proportional to the percentage of such Subsidiary that is owned directly or indirectly by Fairmount Minerals, Ltd. and its other Subsidiaries (as determined by its right to receive profits or losses of such entity); provided, that Buyer will not sell Products through a Subsidiary in which it holds less than an eighty percent (80%) ownership interest without first obtaining Seller’s consent. Buyer agrees to prepare an annual budget of the Company and review such budget with Seller prior to January 30th of each calendar year. Buyer shall provide Seller with a reasonable period (not to exceed fifteen (15) days) to review such budget, and Buyer shall discuss and consider incorporating any comments Seller may have on such budget (provided that such comments will be incorporated by Buyer in its sole discretion).

(c) Determinations; Procedures. Buyer agrees to keep records in sufficient detail to enable the Earn-Out Payments owed hereunder to be determined. Buyer further agrees to permit such applicable records to be examined by Seller no more frequently than once annually (upon reasonable advance notice, during normal business hours and without interruption to Buyer’s business) to the extent necessary to verify the accuracy and completeness of the reports provided, and the amounts due and payable hereunder. Any information obtained by Seller as a result of such examination shall be deemed Confidential Information and subject to Section 8.4(a) hereof; provided that Seller may disclose such information to its board of directors, attorneys, accountants, financial advisors and investors (provided that such Persons are bound by equivalent confidentiality obligations enforceable by Buyer, or by Seller on Buyer’s behalf (and provided that Seller will, at its own expense, enforce same on behalf of Buyer upon Buyer’s request). Within sixty (60) days after the end of each quarter during the Earn-Out Period, Buyer shall provide Seller a statement setting forth in reasonable detail its determination of the Product Margin for such quarter, together with any supporting information used by Buyer in the determination of the Product Margin for such quarter. Such quarterly calculations shall be for informational purposes only and may be subject to adjustment or modification in the determination of the Product Margin for each Earn-Out Period. Within sixty (60) days following the end of each Measuring Period, Buyer shall (i) provide Seller a statement (each such statement, an “Earn-Out Statement”) setting forth in reasonable detail its determination of the cumulative Product Margin for such Measuring Period, together with reasonable supporting information used by Buyer in the determination of Product Margin for such Measuring Period and calculation of the Earn-Out Payment and (ii) make or cause to be made a payment to Seller in the amount of Buyer’s calculation of the Earn-Out Payment as set forth on the Earn-Out Statement.

(d) Dispute Resolution.

(i) If Seller disagrees with Buyer’s determination of an Earn-Out Payment as set forth in the Earn-Out Statement for any Earn-Out Period, Seller shall notify Buyer in writing of such disagreement within six (6) months after delivery of such Earn-Out Statement, which notice shall describe the nature of any such disagreement in reasonable detail. During the thirty (30) day period following any notice of disagreement delivered pursuant to the preceding sentence, Buyer and Seller shall negotiate in good faith in order to attempt to resolve any such disagreement. If Buyer and Seller are unable to resolve such disagreement within such thirty (30) day negotiation period, either Buyer or Seller may submit such dispute to the Independent Accountants, in which case, each of Buyer and Seller shall submit their respective proposed Earn-Out Payment amount to the Independent Accountants, and Buyer shall provide the Independent Accountants with reasonable access to relevant books, records, documents, schedules and workpapers specific to the calculation of the Earn-Out Payment to the extent reasonably necessary to enable the Independent Accountants to verify Buyer’s determination of the Earn-Out Payment amount for the Measuring Period covered by such Earn-Out Statement; provided that (i) access shall be provided at reasonable times upon reasonable prior notice to Buyer and under reasonable circumstances; (ii) such access shall not unreasonably interfere with the business operations of Buyer or the Company; and (iii) the Independent Accountants shall enter into a confidentiality agreement in form and substance reasonably satisfactory to Buyer.

(ii) The Independent Accountants will only consider those issues and matters as to which Buyer and Seller have disagreed, this Agreement and a binder that each of Buyer and Seller may submit to the Independent Accountants, which may include all of such party’s calculations with respect to the subject matter of the disagreement and all of its information, arguments and support for its position. Buyer and Seller shall direct the Independent Accountants to deliver to Buyer and Seller, as promptly as practicable and in any event within sixty (60) days after its appointment, a written report setting forth the resolution of any such disagreement without providing any details regarding the information reviewed by the Independent Accountants. The final determination of the Earn-Out Payment by the Independent Accountants shall not be greater than that submitted by Seller or less than that submitted by Buyer. The determination of the Independent Accountants shall be final and binding upon Buyer and Seller (such amount, the “Final Earn-Out Payment”). Judgment may be entered upon the determination of the Independent Accountants in any court having jurisdiction over the party against which such determination is to be enforced. The fees, expenses and costs of the Independent Accountants shall be borne on a proportionate basis by Seller, on the one hand, and Buyer, on the other hand, based on the percentage which the portion of the contested amount resolved in favor of such party bears to the total amounts contested by Seller. Buyer shall make or cause to be made a payment to Seller in the amount that the Final Earn-Out Payment exceeds the amount that Buyer already paid to Seller in accordance with the last sentence of Section 2.4(c) promptly after such final determination, but in no event more than five (5) Business Days.

(e) Buyer Covenants for Protection of Foreclosure Rights.

(1) Buyer makes no representation or warranty that any Product(s) or the Technology can or will be successfully commercialized and shall be free at all times to make all decisions regarding strategies and actions pertaining to the Seller IP Assets in the Field, the Products and all other aspects of its business; provided that until the earlier of (x) the last day of the Earn-Out Period or (y) the occurrence of the Interim Transfer Date or the Final Transfer Date, Buyer shall use good faith efforts to successfully commercialize the self-suspending proppant Product(s) and agrees to act in good faith and not to take any actions the primary purpose of which is to lower any potential Earn-Out Payment (but Buyer owes no fiduciary duty or express or implied duty to Seller with respect to the Earn-Out Amount).

(2) Notwithstanding the foregoing Subsection (e)(1), so long as Seller retains any rights to foreclose upon the Interim Security or the Final Security in accordance with the terms of Section 2.4(g) and Section 2.4(h) hereof, (i) Buyer (or Buyer’s Affiliates) shall maintain ownership of one hundred percent (100%) of the equity interests in the Company and shall not issue, distribute or transfer any equity interests (including options or other securities convertible into equity interests) in the Company to any other Person, (ii) all Intellectual Property developed after the Closing by the Company or Buyer (or Buyer’s Affiliates, third-party contractors or licensees to the extent the Company, Buyer or its Affiliates have ownership rights therein) based on, or derived from, the Contributed Assets shall be retained by the Company, (iii) the Company shall not, and Buyer shall not cause the Company to, sell, transfer or license any assets of the Company other than pursuant to non-exclusive licenses (x) in arms-length commercial transactions or (y) within the Buyer Group that terminate pursuant to their terms upon the Interim Transfer Date or the Final Transfer Date and (iv) Buyer shall not create or impose a Lien on the Interests and/or such assets of the Company unless such Lien is created or imposed on substantially all of the assets of the Buyer Group (which for purposes of clarity, permits such a Lien pursuant to Buyer’s senior credit facility).

(f) Earn-Out Note. The parties understand and agree that the unsecured contingent right to receive the Earn-Out Amount shall be represented by the Earn-Out Note. Notwithstanding the foregoing, if (i) the aggregate amount of the First Payment and the Second Payment fails to equal or exceed the amount (the “Interim Threshold”) equal to (x) Forty Five Million Dollars ($45,000,000) minus (y) the total of all Marathon Payments made prior to the completion of the Second Measuring Period (including any Marathon Payments made prior to the Earn-Out Commencement Date) that were not satisfied from the Escrow Amount and Buyer does not pay the Interim Buy-Out Amount pursuant to Section 2.4(g) following Seller’s issuance of its Interim Foreclosure Notice, or (ii) the aggregate amount of the Earn-Out Payments made by Buyer during the Earn-Out Period plus the Interim Buy-Out Amount (if any) made by Buyer fails to equal or exceed the amount (the “Final Threshold”) equal to (1) One Hundred Ninety Five Million Dollars ($195,000,000) minus (2) the total of all Marathon Payments made prior to the completion of the Earn-Out Period (including any Marathon Payments made prior to the Earn-Out Commencement Date) that were not satisfied from the Escrow Amount and Buyer does not pay the Final Buy-Out Amount pursuant to Section 2.4(h) following Seller’s issuance of its Final Foreclosure Notice, then Seller shall be entitled to exercise any rights it may have to foreclose (the “Foreclosure”) upon the Interim Security or the Final Security, as applicable, under Section 2.4(g) or Section 2.4(h), as applicable, and the Earn-Out Note shall thereafter terminate as provided in Section 2.4(i) below.

(g) Interim Foreclosure. If the aggregate of the First Payment and the Second Payment fails to equal or exceed the Interim Threshold, then upon such failure Seller shall receive a security interest in fifty-one percent (51%) of the Interests (the “Interim Security”) and have the right, as its sole and exclusive remedy for such failure, and exercisable by delivering written notice to Buyer within sixty (60) days following its payment of the Second Payment (the “Interim Foreclosure Notice”), to Foreclose upon the Interim Security within twenty (20) days following Seller’s delivery of the Interim Foreclosure Notice (subject to Section 2.4(i)). Notwithstanding the foregoing, upon Seller’s delivery of the Interim Foreclosure

Notice, Buyer shall have the right (the “Interim Buy-Out Right”), exercisable by delivering written notice to Seller within fifteen (15) days following Buyer’s receipt of the Interim Foreclosure Notice (or such longer period of time as is provided for pursuant to Section 2.4(i)), to terminate Seller’s right of Foreclosure under this Section 2.4(g) by paying Seller an amount equal to the difference between the Interim Threshold and the aggregate amount of the First Payment and Second Payment paid by Buyer to Seller (the “Interim Buy-Out Amount”). Upon the failure of Seller to deliver the Interim Foreclosure Notice within the sixty (60) day period specified above or upon the payment of the Interim Buy-Out Amount (which shall be payable by Buyer within thirty (30) days of Buyer’s delivery to Seller of its notice to exercise its Interim Buy-Out Right), Seller’s aforementioned security interest in the Interim Security and right of Foreclosure upon the Interim Security shall be terminated, Buyer shall maintain ownership of such Interim Security and Seller shall have no further recourse against Buyer with respect to the failure of the aggregate of the First Payment and Second Payment to equal or exceed the Interim Threshold. If Buyer does not exercise its Interim Buy-Out Right following Seller’s proper delivery of the Interim Foreclosure Notice, then (A) the transfer of the Interim Security shall be consummated by Buyer and Seller on the date (the “Interim Transfer Date”) that is five (5) Business Days following the earliest of (i) Buyer’s written election not to exercise the Interim Buy-Out Right, (ii) the expiration (without payment by Buyer of the Interim Buy-Out Amount) of thirty (30) days following Buyer’s delivery to Seller of its notice to exercise its Interim Buy-Out Right, or (iii) the expiration of the fifteen (15) day period (or such longer period of time as is provided pursuant to Section 2.4(i)) following Buyer’s receipt of the Interim Foreclosure Notice without Buyer’s exercise of the Interim Buy-Out Right; (B) Seller shall be responsible for the payment of all transfer Taxes relating to the transfer of such Interim Security from Buyer to Seller; and (C) as a condition to such transfer, (1) Buyer and Seller shall enter into an Operating Agreement in the form attached as Exhibit D hereto (the “Company Operating Agreement”), which Company Operating Agreement will govern the operation and management of the Company following the consummation of the transfer of the Interim Security, (2) Buyer shall release, or cause to be released, all Liens on the Interim Security and/or assets of the Company, and (3) any remaining payment obligations pursuant to the Marathon Agreement shall be assigned and assumed by Seller (and Buyer shall be released from same and indemnified by Seller for such obligations). For purposes of clarity, upon the consummation of the transfer to Seller of the Interim Security, the Earn-Out Note will terminate as provided in Section 2.4(i), Seller’s right to a security interest in the remaining Interests and to Foreclose upon the Final Security pursuant to Section 2.4(h) hereof shall terminate and Seller shall have no further recourse against Buyer with respect to the failure of the aggregate amount of the First Payment and the Second Payment to equal or exceed the Interim Threshold.

(h) Final Foreclosure. If (i) either (a) the aggregate amount of the First Payment and the Second Payment equaled or exceeded the Interim Threshold, or (b) the aggregate amount of the First Payment and the Second Payment was less than the Interim Threshold but Seller did not exercise its right to Foreclose upon the Interim Security or Buyer exercised its Interim Buy-Out Right and (ii) the total aggregate Earn-Out Payments during the Earn-Out Period plus the Interim Buy-Out Right (if paid by Buyer) fails to equal or exceed the Final Threshold, then upon such failure Seller shall receive a security interest in eighty percent (80%) of the Interests (the “Final Security”) and shall have the right, as its sole and exclusive remedy for such failure, and exercisable by delivering written notice to Buyer within sixty (60) days following its payment of the Fifth Payment (the “Final Foreclosure Notice”), to Foreclose

upon the Final Security within twenty (20) days following Seller’s delivery of the Final Foreclosure Notice (subject to Section 2.4(i)). Notwithstanding the foregoing, upon Seller’s delivery of the Final Foreclosure Notice, Buyer shall have the right (the “Final Buy-Out Right”), exercisable by delivering written notice to Seller within fifteen (15) days following Buyer’s receipt of the Final Foreclosure Notice (or such longer time period as is provided for pursuant to Section 2.4(i)), to terminate Seller’s right of Foreclosure under this Section 2.4(h) by paying Seller an amount (the “Final Buy-Out Amount”) equal to the difference between (1) the Final Threshold and (2) the total aggregate Earn-Out Payments made by Buyer during the Earn-Out Period plus the Interim Buy-Out Right (if paid by Buyer). Upon the failure of Seller to deliver the Final Foreclosure Notice within the sixty (60) day period specified above or upon the payment of the Final Buy-Out Amount (which shall be payable by Buyer within thirty (30) days of Buyer’s delivery to Seller of its notice to exercise its Final Buy-Out Right), Seller’s aforementioned security interest in the Final Security and right of Foreclosure upon the Final Security shall be terminated, Buyer shall maintain ownership of such Final Security and Seller shall have no further recourse against Buyer with respect to the failure of the aggregate Earn-Out Payments during the Earn-Out Period plus the Interim Buy-Out Right (if paid by Buyer) to equal or exceed the Final Threshold. If Buyer does not exercise its Final Buy-Out Right following Seller’s proper delivery of the Final Foreclosure Notice, then (A) the transfer of the Final Security shall be consummated by Buyer and Seller on the date (the “Final Transfer Date”) that is five (5) Business Days following the earliest of (i) Buyer’s written election not to exercise the Final Buy-Out Right, (ii) the expiration (without payment by Buyer of the Final Buy-Out Amount) of thirty (30) days following Buyer’s delivery to Seller of its notice to exercise its Final Buy-Out Right, or (iii) the expiration of the fifteen (15) day period following Buyer’s receipt of the Final Foreclosure Notice (or such longer time period as is provided for pursuant to Section 2.4(i)) without Buyer’s exercise of the Final Buy-Out Right; (B) Seller shall be responsible for the payment of all transfer Taxes relating to the transfer of such Final Security from Buyer to Seller; and (C) as a condition to such transfer, (1) Buyer and Seller shall enter into the Company Operating Agreement, which Company Operating Agreement will govern the operation and management of the Company following the consummation of the transfer of the Final Security, (2) Buyer shall release, or cause to be released, all Liens on the Final Security and/or assets of the Company, and (3) any remaining payment obligations pursuant to the Marathon Agreement shall be assigned and assumed by Seller (and Buyer shall be released from same and indemnified by Seller for such obligations).

(i) Termination of Earn-Out Note; Buyer’s License. Upon the Interim Transfer Date or the Final Transfer Date, as applicable, (i) the Earn-Out Note, including any obligations of either party thereunder (or under Section 2.4(a)), will terminate and extinguish in its entirety, (ii) Seller’s rights to review the records of Buyer pursuant to Section 2.4(c) hereof will terminate and extinguish in their entirety, and (iii) Buyer and its Affiliates will be granted a perpetual, non-exclusive license to use the Seller IP Assets in the Field at a royalty rate to be negotiated in good faith between Buyer and Seller during the time period (the “Royalty Rate Negotiation Period”) between (x) the Interim Foreclosure Notice and the expiration of Buyer’s Interim Buy-Out Right or (y) the Final Foreclosure Notice and the expiration of Buyer’s Final Buy-Out Right, as applicable (which royalty rate will adjust throughout the term of the license agreement to be no less favorable than the lowest royalty rates payable by third parties for license of the Technology (the “MFN Right”)), pursuant to a license agreement in substantially the form attached as Exhibit E hereto (the “Buyer License Agreement”). Buyer and Seller shall negotiate in good faith during the Royalty Rate Negotiation Period. If Buyer and Seller cannot come to agreement on a royalty rate in the Royalty Rate Negotiation Period, then Buyer and Seller shall mutually select a valuation firm experienced in determining market rates for such royalties (the fees of which firm shall be split equally by Buyer and Seller); provided that (i) if Buyer and Seller are unable to agree upon a firm within five (5) Business Days of the start of deliberation on the matter, each of Buyer and Seller shall select one such firm and such firms shall mutually select the firm to determine the royalty, which selection shall be binding on Buyer and Seller and (ii) the time period pursuant to which Buyer may exercise its Interim Buy-Out Right or Final Buy-Out Right, as applicable, shall be extended until five (5) Business Days following the determination by such valuation firm. The royalty rate determined by such valuation firm shall be binding on Buyer and Seller (subject to the MFN Right).

(j) Tax Treatment. For United States federal and applicable state and local tax purposes, the parties hereto agree that (A) (i) $200,000 of the Up-Front Amount and (ii) additional payments for consulting services pursuant to the Services Agreement shall be treated as compensation in consideration of Seller’s consulting services (or the retainer to be available therefor), and Buyer shall deliver to Seller as required by law an Internal Revenue Service Form 1099 reporting such amounts as nonemployee compensation earned by Seller; (B) $100,000 of the Up-Front Amount shall be treated as a payment in consideration for the non-competition agreement set forth in Section 8.4(b); and (C) the remaining $49,700,000 of the Up-Front Amount and the entire amount of any Earn-Out Amount shall be treated as a payment for the sale by the Seller and the purchase by the Buyer of the Seller IP Assets. The right of the Seller to the Earn-Out Amount and the Escrow Amount (if and to the extent released) shall be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Internal Revenue Code of 1986, as amended (the “Code”), and any corresponding provision of foreign, state, or local law, as appropriate. Interest may be imputed upon any payment of the Earn-Out Amount and the Escrow Amount, as required by the applicable provisions of the Code and the Treasury Regulations thereunder (including Treasury Regulations Section 1.1275-4(c), as applicable). The Up-Front Amount, less any amounts allocated under clauses (A) and (B) above, shall be allocated among the assets contributed to the Company in accordance with Schedule 2.4(j) hereto, and any Earn-Out Amounts shall be allocated in accordance with the same methodology. Each of the parties hereto shall file all tax returns (including an Internal Revenue Form 8594) and treat all payments hereunder consistent with the foregoing agreements, and no party will take any inconsistent position on any tax return, in any audit or other proceeding, or otherwise.

ARTICLE 3: REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY

Seller and the Company, jointly and severally, represent and warrant to Buyer, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section and subsection numbers or disclosed in any other section, subsection or clause of the disclosure schedule; provided, that it is reasonably apparent upon reading the disclosure in such other section, subsection or clause that such disclosure is responsive to the appropriate section or subsection of this Section 3) as of the date hereof and as of the Closing Date as follows:

3.1 Authority and Capacity; Ownership of Interests. Seller and the Company each possess all requisite legal right, power, authority and capacity to execute, deliver and perform this Agreement, and each other agreement, instrument and document to be executed and delivered by such party, as applicable, and to consummate the transactions contemplated herein and therein, including, without limitation, the Contribution and the Interests Purchase. Seller is the record and beneficial owner of one hundred percent (100%) of the Interests and has good and valid title to the Interests free and clear of all Liens and upon the consummation of the Interests Purchase, Buyer will own the Interests free and clear of all Liens (other than Liens created by Buyer). Seller (i) is its own “ultimate parent entity” as that term is defined in 16 C.F.R. Section 801.1(a)(3), and (ii) does not have either “annual net sales” or “total assets” equal to or greater than $14,200,000 as determined in accordance with 16 C.F.R. Section 801.11.

3.2 Execution and Delivery; Enforceability.

(a) This Agreement and each other document, instrument or agreement to be executed and delivered by Seller and/or the Company in connection herewith has been, or upon such execution and delivery at the Closing will have been, duly executed and delivered by Seller and/or the Company, as applicable, and constitutes, or upon such execution and delivery at the Closing will constitute, the legal, valid and binding obligation of Seller and/or the Company, as applicable, enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Neither Seller nor the Company is a party to, subject to, or bound by any Order, or any contract or agreement that prevents the execution or delivery of this Agreement or any other agreement contemplated hereby by Seller or the Company, as applicable, or the consummation of the transactions contemplated hereby and thereby.

(b) The Contribution Agreement and each other assignment or contribution document, instrument or agreement executed and delivered by Seller in connection with the Contribution was duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable in accordance with its terms. Seller is not (and was not) a party to, subject to, or bound by any Order, or any contract or agreement which would have prevented the execution or delivery of the Contribution Agreement by Seller nor the consummation of the Contribution.

3.3 Noncontravention.

(a) Neither the execution and delivery of this Agreement or any other agreement or document to be executed and delivered by Seller or the Company pursuant hereto (including, without limitation, the Contribution Agreement), nor the consummation by Seller or the Company of the transactions contemplated hereby or thereby (including, but not limited to, the Contribution), nor compliance by Seller or the Company with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provisions of the Organizational Documents of Seller or the Company, (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under (with or without notice or lapse of time, or both), or give rise to any right of termination, cancellation or acceleration with respect to, or give rise to any obligation of Seller or the Company to make any payments under, or result in increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or the creation or imposition of a Lien upon the Contributed Assets or the Interests, pursuant to any contract or agreement to which Seller or the Company is a party or by which the Contributed Assets or the Interests are subject or bound (other than this Agreement), or (iii) violate any Order or Law applicable to Seller, the Company, the Contributed Assets or the Interests.

(b) No consent or authorization of or filing with any Person is required of Seller or the Company in connection with the execution, delivery or performance of this Agreement or any other agreement or document to be executed and delivered by Seller or the Company pursuant hereto (including, without limitation, the Contribution Agreement), or the consummation of the transactions contemplated hereby or thereby (including, without limitation, the Contribution), except for the filings set forth on Schedule 3.3(b) hereto that are required to be made with applicable federal, state and foreign governments in connection with the Contribution to reflect the transfer of ownership in the Contributed Assets to the Company (and none of which are required to be filed prior to the date hereof).

3.4 Legal Proceedings. There is no Order and no action, suit, arbitration, proceeding, investigation or claim of any kind whatsoever, at Law or in equity, pending or, To Seller’s Knowledge, threatened against the Company or Seller, which would give a third party the right to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent the Company or Seller from complying with the terms and provisions of this Agreement or any other agreement or document to be executed and delivered by Seller or the Company pursuant hereto (including, without limitation, the Contribution Agreement). Notwithstanding anything to the contrary in this Agreement, this Section 3.4 provides the sole and exclusive representations and warranties of Seller with respect to non-Intellectual Property based litigation.

3.5 Organization and Good Standing. Seller is a limited liability company organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is a limited liability company organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite organizational power and authority to own and lease the Contributed Assets. The Seller has all requisite organizational power and authority to effect the Contribution and enter into this Agreement. Seller has delivered to Buyer a true, complete and correct copy of the Organizational Documents of the Company as currently in effect and reflecting any and all amendments thereto.

3.6 Capitalization. The Interests represent one hundred percent (100%) of the issued and outstanding limited liability company interests in the Company and all of such Interests are owned of record and beneficially by Seller. The Interests were issued in compliance with all applicable federal and state securities Laws and any preemptive rights or rights of first refusal of any Person. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any membership interest in the Company; there does not exist nor is there outstanding any right or security granted or issued to any Person to cause the Company to issue or sell any equity interest in the Company to any Person (including any warrant, option, convertible debt obligation, subscription for securities convertible into equity interest in the Company, or any other similar right, security, instrument or agreement); and there is no obligation, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any limited liability company interest or other equity interests in the Company.

3.7 Intellectual Property.

(a) Prior to the date of the Contribution, all inventors of the Seller IP Assets transferred and assigned to Seller all of his or her right, title and interest in and to the Seller IP Assets. The Company is the exclusive owner of the Seller IP Assets and has good and marketable title to the Seller IP Assets, free and clear of any Liens. The Company has obtained and properly recorded previously executed assignments from the applicable inventors to Seller for the Patent Applications and other Seller IP Assets that have been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world, as are necessary to fully perfect its rights and title therein, and prior to the Closing, will have executed, and initiated the recording of, assignments from Seller to the Company for the Patent Applications and such other Seller IP Assets as are necessary to fully perfect the Company’s rights and title therein, in each case in accordance with the Laws in each respective jurisdiction. Seller has taken all commercially reasonable steps necessary to protect its right, title and interest in and to the Seller IP Assets and from and after the Contribution, the Company has taken all commercially reasonable steps necessary to protect its right, title and interest in and to the Seller IP Assets.

(b) Marathon Oil Company does not have any ownership rights in the Seller IP Assets. At no time prior to March 15, 2012 was (i) a sale or an offer to sell made by or on behalf of Seller or any of its Affiliates, or to Seller’s Knowledge, by any other Person, with respect to any proppant embodying the Technology or (ii) any proppant embodying the Technology in public use by Seller or any of its Affiliates, or, to Seller’s Knowledge, any other Person. Neither Seller nor the Company is in breach or default of the Marathon Agreement, and To Seller’s Knowledge, Marathon Oil Company is not in breach or default thereof. With respect to the Marathon Agreement:

(A) attached as Schedule 3.7(b) is a true, correct and complete copy of the Marathon Agreement and all amendments thereto;

(B) neither Seller nor the Company has breached or is in breach, or has defaulted or is in default under, the Marathon Agreement and, To Seller’s Knowledge, (x) Marathon Oil Company is not in breach of or default under the Marathon Agreement and has performed all obligations required to be performed by it pursuant to the Marathon Agreement and (y) there are no existing threats of default, breaches or violations of the Marathon Agreement by Marathon Oil Company; and

(C) other than for purposes of determining the Return Cap (as defined in the Marathon Agreement), the Fracturing Agreement (as defined in the Marathon Agreement) does not relate to the Contributed Assets or the Assumed Liabilities, and there is no other agreement between Seller or its Affiliates and Marathon Oil Company that relates to the Contributed Assets or Assumed Liabilities.

(c) There are no actions, suits, claims, or proceedings pending or in progress, or To Seller’s Knowledge, threatened, and To Seller’s Knowledge there are no investigations pending, in progress or threatened, in each case relating in any way to the Seller IP Assets. There are no existing contracts, agreements, options, commitments, proposals, bids, offers, or rights with, to, or in any Person to acquire ownership of or rights in any of the Seller IP Assets other than this Agreement. Buyer will not be subject to any covenant not to sue or similar restrictions on its enforcement or enjoyment of the Seller IP Assets as a result of any transaction prior to the Closing Date related to the Seller IP Assets. Notwithstanding anything to the contrary in this Agreement, this Section 3.7(c) provides the sole and exclusive representations and warranties of Seller with respect to Intellectual Property based litigation.

(d) None of the Patent Applications has ever been determined to be invalid, unpatentable, or unenforceable for any reason in any administrative, arbitration, judicial or other proceeding, and neither Seller nor the Company has received any written notice that the Patent Applications may be invalid, unpatentable, or unenforceable, nor To Seller’s Knowledge is there any basis for concluding that the Patent Applications may be invalid, unpatentable, or unenforceable. If any of the Patent Applications are terminally disclaimed to another patent or patent application, all patents and patent applications subject to such terminal disclaimer are included in the Contribution.

(e) None of Seller, the Company, nor To Seller’s Knowledge, (i) any prior owner of Seller or Company or (ii) the respective agents or representatives of Seller or the Company or any such prior owner, have engaged in any conduct, or omitted to perform any necessary act, the result of which would render unpatentable or unenforceable any of the subject matter of any of the Patent Applications or hinder the enforcement of any patents issuing therefrom, including, without limitation, misrepresenting the Patent Applications or any portion or component thereof to a standard-setting organization.

(f) All patent office fees, maintenance fees, annuities, and the like due or payable on the Patent Applications have been timely paid.

(g) Seller does not own rights in or to any Intellectual Property in the Field other than the Seller IP Assets. To Seller’s Knowledge, the Seller IP Assets constitute all of the Intellectual Property necessary for Buyer to manufacture and sell the Products in the Field immediately following the Closing Date. The Seller IP Assets constitute all of the Intellectual Property assets necessary for the Company to satisfy its obligations under the Marathon Agreement.

(h) To Seller’s Knowledge, none of the use of the Seller IP Assets in the Field or as tested by Marathon Oil Company and/or Chesapeake Energy prior to Closing infringes on, and neither the manufacture, use, sale, offer for sale, or importation of the Products, nor any other practice of the Technology or any other Seller IP Assets, on a standalone basis and in the form such Technology and Seller IP Assets exist immediately following the Closing, by Buyer in the Field immediately following the Closing will infringe upon, any Intellectual Property of any other Person. With respect to the Seller IP Assets, Seller has not misappropriated and neither Seller nor the Company is misappropriating the subject matter of any trade secrets of any other Person, nor has Seller or the Company received any written notice of, and To Seller’s Knowledge there is no reasonable basis for, a claim of such misappropriation. Neither Seller nor the Company has any disputes with or claims against, or To Seller’s Knowledge any reasonable basis for claims against, any other Person for infringement or misappropriation by such Person of any of the Seller IP Assets. To Seller’s Knowledge, there is no patent, patent application or other Intellectual Property rights of any third party that would prevent Buyer from using the Seller IP Assets in the Field. Notwithstanding anything to the contrary in this Agreement, the first sentence of Section 3.7(c) and this Section 3.7(h) provide the sole and exclusive representations and warranties of Seller with respect to infringement of any Intellectual Property of any other Person.

(i) To Seller’s Knowledge, all prior art and other information that was pertinent to the examination of the Patent Applications has been cited to the United States Patent and Trademark Office. The Company has no obligation to compensate any Person for the use of any of any Seller IP Assets, and neither Seller nor the Company has granted any Person any license or other right to use in any manner any of the Seller IP Assets in the Field, whether requiring the payment of royalties or not. No Affiliate of Seller owns any rights in or to the Technology in the Field.

(j) Exhibit F hereto sets forth a list of all joint development agreements between Seller and third parties relating to the Technology. True, correct and complete copies of the agreements set forth on Exhibit F (the “IP Agreements”) hereto have been provided by Seller to Buyer. The IP Agreements are the legally binding obligations of the parties thereto, enforceable by the Company in accordance with their terms. Seller has entered into secrecy, confidentiality or non-disclosure agreements with all third parties pursuant to which confidential information relating to the Technology has been provided to third parties, and such agreements are legally binding obligations of the parties thereto, enforceable by the Company in accordance with their terms.

(k) To Seller’s Knowledge, the particular water-in-oil polyacrylamide inverse emulsion that was used to make the modified proppant (i) field-tested by Marathon Oil Corporation under the Marathon Agreement, and (ii) field-tested by Chesapeake Energy under Buyer’s direction and with Seller’s permission in 2013, was purchased commercially from SNF, a chemical supplier, and was offered for sale in the United States by SNF prior to April, 2007.

(l) None of the Contributed Assets existed during the period of time from and including July 25, 1991 through and including August 10, 1993.

3.8 No Undisclosed Liabilities. The Company was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the other agreements contemplated hereby (including the Contribution Agreement) and has not: (a) entered into any contracts other than this Agreement, the other agreements entered into by the Company pursuant to this Agreement and those agreements listed in the Contribution Agreement as Contributed Assets and set forth on Schedule 3.8; or (b) incurred, nor is it subject to, any Liabilities other than (i) the Assumed Liabilities, (ii) those associated with this Agreement and the other agreements entered into by the Company pursuant to this Agreement and (iii) those associated with the agreements listed in the Contribution Agreement as Contributed Assets and set forth on Schedule 3.8. The Company is a single member limited liability company treated as a disregarded entity for U.S. federal income and applicable state and local income tax purposes.

3.9 Brokerage. No Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of Seller or the Company, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement.

3.10 Full Disclosure. To Seller’s Knowledge, no representation or warranty of Seller contained in this Agreement, or in any other document, instrument, agreement, paper or other written statement or certificate delivered by Seller pursuant to this Agreement or in connection with the transactions contemplated herein, contains a material omission, untrue statement of fact or omits or will omit to state a fact necessary to make the statements contained herein or therein not misleading.

ARTICLE 4: REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

4.1 Organization; Authorization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has all requisite power and authority to execute, deliver and perform this Agreement and each other agreement, instrument and document to be executed and delivered by or on behalf of Buyer in connection herewith.

4.2 Execution and Delivery; Enforceability. This Agreement and each other document, instrument or agreement to be executed and delivered by Buyer in connection herewith has been, or upon such execution and delivery will have been, duly executed and delivered by Buyer and constitutes, or upon such execution and delivery will constitute, the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Buyer is not a party to, subject to, or bound by any Order, or any contract or agreement which prevents the execution or delivery of this Agreement or any other agreement contemplated hereby by Buyer or the consummation of the transactions contemplated hereby and thereby.

4.3 Governmental Authorities; Consents. No consent, approval or authorization of any Person is required to be obtained by Buyer in connection with Buyer’s execution, delivery and performance of this Agreement or any other document, instrument or agreement to be executed and delivered by Buyer in connection herewith or the consummation of the transactions contemplated hereby or thereby.

4.4 Brokerage. No Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of Buyer, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement.

4.5 Legal Proceedings. There is no Order and no action, suit, arbitration, proceeding, investigation or claim of any kind whatsoever, in Law or in equity, pending or, to the knowledge of Buyer, threatened against Buyer, which would give a third party the right to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent Buyer from complying with the terms and provisions of this Agreement or any other agreement or document to be executed and delivered by Buyer pursuant hereto.

4.6 Financing. Buyer has sufficient currently-available funds to consummate the transactions contemplated by this Agreement to pay the Closing Cash, the Escrow Amount and all outstanding fees and expenses in connection with the transactions contemplated by this Agreement.

4.7 Investment Intent. Buyer is acquiring the Interests for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Interests in a manner that would violate the registration requirements of the Securities Act. Buyer agrees that the Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment in the Interests hereunder.

ARTICLE 5: CLOSING CONDITIONS

5.1 Conditions to Buyer’s Obligation. The obligation of Buyer to consummate the closing of the transactions contemplated by this Agreement is subject to the satisfaction or waiver, at or before the Closing, of the following conditions set forth in this Section 5.1:

(a) any applicable waiting period under applicable Competition Laws relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(b) there shall not be threatened, instituted or pending any action or proceeding by any Governmental Authority of competent jurisdiction or other Person (i) challenging or seeking to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement; (ii) seeking to restrain, prohibit or otherwise interfere with the operation of Buyer or the Seller IP Assets; or (iii) seeking to require Buyer or any of its Affiliates to take any of the actions that Section 7.1(d) does not require Buyer or any of its Affiliates to take;

(c) (i) the representations and warranties of Seller and the Company contained in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Seller and the Company contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, on the Closing Date as though such representations and warranties were made on and as of such date (other than those representations and warranties made as of a specific date, which shall be true and correct as of such date); (ii) Seller and the Company shall have performed or caused to have been performed in all material respects all of the covenants and agreements required by this Agreement to be performed by Seller or the Company prior to the Closing; and (iii) Buyer shall have received a certificate stating that each of the conditions specified above in clauses (i) and (ii) are satisfied;

(d) none of the Patent Applications shall have been abandoned by Seller or the Company or held invalid, unpatentable, or unenforceable for any reason in any administrative, arbitration, judicial or other proceeding;

(e) the Contribution has been consummated;

(f) in each case, without the consent of Buyer (not to be unreasonably withheld, delayed or conditioned), there shall not have been any amendments, modifications or waivers to the Marathon Agreement or the rights and obligations thereunder and no other agreements with Marathon Oil Company shall have been entered into by the Company or Seller;

(g) Buyer shall have received the following:

(i) evidence that all filings, authorizations, approvals and consents set forth on Schedule 5.1(g) have been made with or obtained from all applicable Governmental Authorities or other Persons, as the case may be;

(ii) a certificate of good standing of the Company and Seller as of no greater than three (3) Business Days prior to the Closing Date from the Secretary of State of the State of Delaware;

(iii) resolutions of the Board of Directors of Seller authorizing the transactions contemplated by this Agreement and the Contribution Agreement;

(iv) a License Agreement between the Company and Soane Labs LLC pursuant to which Soane Labs LLC and its Affiliates are granted an exclusive, royalty-free license to use certain Intellectual Property outside of the Field, in substantially the form attached hereto as Exhibit G (the “Soane License Agreement”), duly executed by Soane Labs LLC and the Company;

(v) a Services Agreement between Seller and Buyer in substantially the form attached hereto as Exhibit H (the “Services Agreement”), duly executed by Seller and the Company;

(vi) a Side Letter Agreement among Soane Labs LLC, David Soane and Buyer in substantially the form attached hereto as Exhibit I (the “Soane Agreement”), duly executed by Seller and Soane Labs LLC;

(vii) an Escrow Agreement among Seller, Buyer and the Escrow Agent in substantially the form attached hereto as Exhibit J (the “Escrow Agreement”), duly executed by Seller; and

(ix) each other document required to be delivered to Buyer pursuant to this Agreement.

Any agreement or document to be delivered to Buyer pursuant to this Section 5.1, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Buyer.

5.2 Conditions to Seller’s Obligations. The obligations of Seller to consummate the closing of the transactions contemplated by this Agreement are subject to the satisfaction, at or before the Closing, of the following conditions set forth in this Section 5.2:

(a) any applicable waiting period under applicable Competition Laws relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(b) there shall not be threatened, instituted or pending any action or proceeding by any Governmental Authority of competent jurisdiction or Person (i) challenging or seeking to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement; (ii) seeking to restrain, prohibit or otherwise interfere with the operation of Seller or the Seller IP Assets; or (iii) seeking to require Seller or any of its Affiliates to take any of the actions that Section 7.1(d) does not require Seller or any of its Affiliates to take;

(c) (i) the representations and warranties of Buyer contained in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Buyer contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, on the Closing Date as though such representations and warranties were made on and as of such date (other than those representations and warranties made as of a specific date, which shall be true and correct as of such date); (ii) Buyer shall have performed or caused to have been performed in all material respects all of the covenants and agreements required by this Agreement to be performed by Buyer prior to the Closing; and (iii) Seller shall have received a certificate stating that each of the conditions specified above in clauses (i) and (ii) are satisfied;

(d) Seller shall have received the following:

(i) the Soane Agreement, duly executed by Buyer;

(ii) the Escrow Agreement, duly executed by Buyer and Escrow Agent;

(iii) the Earn-Out Note, duly executed by Buyer;

(iv) a Security Agreement evidencing Seller’s rights of Foreclosure pursuant to Sections 2.4(g) and Section 2.4(h), as applicable, in substantially the form attached as Exhibit C-2 hereto, duly executed by Buyer; and

(v) each other document required to be delivered by Buyer to this Agreement.

Any agreement or document to be delivered to Seller pursuant to this Section 5.2, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Seller.

ARTICLE 6: THE CLOSING

The consummation of the transactions contemplated herein (the “Closing”) will take place on the date that is no later than the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by applicable Law) of all of the conditions set forth in Article 5 hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) and shall take place at the offices of Calfee, Halter & Griswold LLP in Cleveland, Ohio, or at such other time and place as to which Buyer and Seller may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” The transfers and deliveries described in Article 5 shall be mutually interdependent and shall be regarded as occurring simultaneously, and any other provision of this Agreement notwithstanding, no such transfer or delivery shall become effective or shall be deemed to have occurred until all of the other transfers and deliveries provided for in Article 5 shall also have occurred or been waived in writing by the party entitled to waive the same. Such transfers and deliveries shall be deemed to have occurred and the Closing shall be effective as of 12:01 a.m. on the Closing Date.

ARTICLE 7: PRE-CLOSING COVENANTS AND AGREEMENTS

7.1 Satisfaction of Closing Conditions. During the period between the date hereof and the Closing Date (or the earlier termination of this Agreement pursuant to Section 7.7 hereof) and subject to the terms and conditions of this Agreement, Seller and the Company, on the one hand, and Buyer, on the other hand, will use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary under the terms of this Agreement or under applicable Laws to cause the satisfaction of the conditions set forth in Article 5 and to consummate the transactions contemplated by this Agreement, including using their respective commercially reasonable efforts to obtain all authorizations, consents, permits, waivers or other approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and the parties shall cooperate with each other with respect to each of the foregoing.

7.2 Docket Report. On or within two (2) Business Days prior to the Closing Date, Seller shall provide to Buyer an updated, then-current docket report for the Patent Applications, which report shall include all due dates for maintenance fees, annuities or responses to office actions related to prosecution, filing or maintenance of the Patent Applications that will occur within sixty (60) days after the Closing Date.

7.3 Continued Prosecution. Between the date hereof and the Closing Date, Seller (at its expense) shall continue to control the prosecution of the Patent Applications, consulting in good faith with Buyer regarding any decisions that would be likely to materially affect the scope of the claims of such Patent Applications, and shall pay all patent office fees, maintenance fees, annuities and the like related to the Patent Applications for which the fees are due and payable on or prior to the Closing Date.

7.4 Pre-Closing Access. During the period between the date hereof and the Closing Date (or the earlier termination of this Agreement pursuant to Section 7.7 hereof), Buyer and its representatives shall continue to have reasonable access (upon reasonable notice) during normal business hours to the personnel, facilities, counsel, representatives and books and records (consistent with applicable privacy Laws and subject to the Confidentiality Agreement) of Seller relating to the Seller IP Assets to conduct such necessary inspections as Buyer may reasonably request. Any inspection pursuant to this Section 7.4 will be conducted in such a manner so as not to interfere unreasonably with the conduct of the businesses of Seller. Notwithstanding anything herein to the contrary, Buyer shall not contact any employee of Seller, or any consultant, customer or supplier of Seller regarding the transactions contemplated hereby, without the prior written consent of Seller.

7.5 Pre-Closing Publicity. During the period between the date hereof and the Closing Date (or the earlier termination of this Agreement pursuant to Section 7.7 hereof), any public disclosures or announcements relating to this Agreement or the transactions contemplated hereby will be made only as may be agreed upon in writing by Seller and Buyer, except as may be required by Law or the rules of any stock exchange or trading system, provided that the disclosing party provides a reasonable period of notice to the non-disclosing party prior to such disclosure to allow the non-disclosing party to review the disclosure and make reasonable comments to such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

7.6 Exclusivity. Each of Seller and the Company shall not, and shall not permit any of the Affiliates, directors, officers, employees, representatives or agents of such Seller or the Company to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, any transaction involving the sale, disposition, license or joint development of the Technology in the Field or other Seller IP Assets (including by way of merger of or the sale of any capital stock or other ownership interest in Seller or the Company), other than the transactions contemplated by this Agreement (a “Significant Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of a Significant Transaction, (iii) furnish or cause to be furnished to any Person, any information concerning the Seller IP Assets in connection with a Significant Transaction, (iv) otherwise continue, cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing; or (v) make any disclosures regarding the Technology in the Field (other than in its good faith prosecution of the Patent Applications) to Persons outside of the Company, Seller, Buyer or Seller’s board of directors, attorneys, accountants, financial advisors and investors who have executed appropriate confidentiality agreements prohibiting the disclosure of confidential or proprietary information with respect to the Technology. Notwithstanding the foregoing, this Section 7.6 shall not apply to discussions with Marathon Oil Company and its respective representatives acting in such capacity, solely in connection with the negotiation of the New MOC Agreement.

7.7 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Buyer and Seller (on behalf of itself and the Company) at any time prior to the Closing;

(b) by Buyer or Seller (on behalf of itself and the Company), upon notice to the other party, if a Governmental Authority of competent jurisdiction has issued an Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.7(b) shall not be available to any party whose breach of any provision of this Agreement results in or causes such Order or who is not in compliance with its obligations under Section 7.1(a);

(c) by Buyer if it is not then in material breach of its obligations under this Agreement and if (i) any of the representations and warranties of Seller and the Company in this Agreement are or become untrue or inaccurate such that the condition set forth in Section 5.1(c)(i) would not be satisfied or (ii) there has been a breach on the part of Seller or the Company of any of their covenants or obligations in this Agreement such that the condition set forth in Section 5.1(c)(ii) would not be satisfied and, in either case, such breach or inaccuracy is not waived or cured within thirty (30) days after being notified of the same or is incapable of being cured;

(d) by Seller (on behalf of itself and the Company) if none of Seller or the Company are then in material breach of their respective obligations under this Agreement and if (i) any of the representations and warranties of Buyer in this Agreement are or become untrue or inaccurate such that the condition set forth in Section 5.2(c)(i) would not be satisfied or (ii) there has been a breach on the part of Buyer of any of its covenants or obligations in this Agreement such that the condition set forth in Section 5.2(c)(ii) would not be satisfied and, in either case, such breach or inaccuracy is not waived or cured within thirty (30) days after being notified of the same or is incapable of being cured; or

(e) by Buyer or Seller (on behalf of itself and the Company), if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before May 1, 2013.

If this Agreement is terminated pursuant to this Section 7.7, then all provisions of this Agreement shall thereupon become void without any Liability on the part of any party hereto to any other party hereto except that (x) Section 7.7, Section 7.8, Section 8.2 and Article 11 shall survive any such termination and (y) nothing herein shall relieve any party from any Liability for any willful or intentional breach hereof occurring prior to such termination.

7.8 Confidentiality Agreement. Notwithstanding the execution of this Agreement, the parties acknowledge that the confidentiality agreement relating to confidential information of Buyer, on the one hand, and Seller, on the other hand, executed by Buyer and

Seller, dated February 2, 2013 (the “Confidentiality Agreement”), remains in full force and effect pursuant to the terms thereof, except to the extent reasonably necessary for either party to enforce any of its rights under this Agreement, but shall terminate at the Closing with respect to Buyer’s obligations with respect to the Company’s information protected thereunder (but, for purposes of clarity, not with respect to Seller’s obligations with respect to Buyer’s information protected thereunder or Buyer’s obligations thereunder with respect to Seller’s information that is not a part of the Seller IP Assets).

7.9 Contribution. Seller hereby grants, assigns and transfers, and will grant, assign and transfer, to the Company all ownership and interest in any Intellectual Property developed by Seller in the Field after the Contribution and prior to the Closing based on, or derived from, the Contributed Assets. Seller agrees to assist the Company, or its designee, at Seller’s expense, in every proper way to secure the Company’s rights in such Intellectual Property in any and all countries, including the disclosure to the Company or its designee of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments, recordations, and all other instruments which the Company or its designee shall deem necessary in order to apply for, obtain, maintain and transfer such rights and in order to assign and convey to the Company or its designee and any successors, assigns and nominees the sole and exclusive rights, title and interest in and to such Intellectual Property.

ARTICLE 8: COVENANTS AND AGREEMENTS

8.1 Publicity. Any disclosures or announcements relating to this Agreement or the transactions contemplated hereby will be made only as may be agreed upon in writing by Seller and Buyer, or as may be required by Law, provided that the disclosing party provides a reasonable period of notice to the non-disclosing party prior to such disclosure to allow the non-disclosing party to review the disclosure and make reasonable comments to such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

8.2 Expenses. Each of the parties shall pay all costs and expenses incurred by it in the negotiation, preparation and consummation of this Agreement and the other documents contemplated hereby and carrying out of the contemplated transactions, except as otherwise expressly provided in this Agreement. Buyer shall pay any and all transfer Taxes associated with the consummation of the transactions contemplated herein, except as otherwise expressly provided in this Agreement.

8.3 Release. Effective as of the Closing, Seller unconditionally and irrevocably and forever releases and discharges Buyer and the Company and their respective successors and assigns (collectively, the “Released Parties”), of and from, and hereby unconditionally and irrevocably waives, any and all claims, debts, losses, expenses, proceedings, covenants, Liabilities, suits, judgments, damages, actions and causes of action, obligations, accounts, and Liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract or in tort, direct or indirect, at Law or in equity, that Seller ever had, now has or ever may have or claim to have against any of the Released Parties for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever arising prior to the Closing; provided, however, that this release does not extend to any claim (i) to enforce the terms or any breach of this Agreement, any document or agreement delivered hereunder or any of the provisions set forth herein or therein (including the Soane License Agreement, Services Agreement, Escrow Agreement and Soane Agreement) or (ii) arising after the Closing and relating to the actions of the Released Parties solely after the Closing.

8.4 Restrictive Covenants.

(a) Nondisclosure. Seller agrees not to disclose to any other Person, nor to use in any way except as expressly authorized by Buyer in writing or as permitted under the Soane License Agreement, any and all information of Buyer and its Affiliates (including, following the Closing but prior to the occurrence of the Interim Transfer Date or the Final Transfer Date, the Company) that is not available to the public, including, but not limited to, information relating to the Technology and other Seller IP Assets, customers, processes, products, formulae, data, business and contracting plans, business procedures, finances, prices and all related information, and any of the foregoing received by Buyer from any other Person and including any such information acquired by Seller as a result of providing the consulting services pursuant to the Services Agreement (“Confidential Information”). Notwithstanding the foregoing, Seller shall not be liable for the disclosure of information which may otherwise be deemed Confidential Information hereunder (i), if: (A) the information is in, or becomes part of, the public domain, other than by Seller’s unauthorized disclosure of the information; (B) the information is disclosed with Buyer’s prior written approval; (C) the information is required to be disclosed by Law (provided that Seller shall provide Buyer with as much notice of such required disclosure as is reasonably possible and cooperate with Buyer in attempting to obtain protection with respect thereto); (D) the information is obtained by third parties that To Seller’s Knowledge after reasonable inquiry, is not subject to confidentiality obligations; (E) disclosed to Seller’s attorneys, accountants or financial advisors, and is subject to similar confidentiality obligations or (ii) with respect solely to information of the Company (but not with respect to information of Buyer or its Affiliates (other than the Company) after the occurrence of either of the Interim Transfer Date or the Final Transfer Date. Following the occurrence of either of the Interim Transfer Date or the Final Transfer Date, Buyer agrees not to disclose to any other Person, nor to use in any way except as expressly authorized by Seller in writing or pursuant to the Buyer License Agreement, any and all Confidential Information of the Company that was included in the Contributed Assets that is not available to the public. Notwithstanding the foregoing, Buyer shall not be liable for the disclosure of information which may otherwise be deemed Confidential Information hereunder, if (i) the information is in, or becomes part of, the public domain, other than by Buyer’s unauthorized disclosure of the information; (ii) the information is disclosed with Seller’s prior written approval; (iii) the information is required to be disclosed by Law (provided that Buyer shall provide Seller with as much notice of such required disclosure as is reasonably possible and cooperate with Seller in attempting to obtain protection with respect thereto); (iv) the information is obtained by third parties that to Buyer’s knowledge after reasonable inquiry, is not subject to confidentiality obligations; or (v) disclosed to Buyer’s attorneys, accountants or financial advisors, and is subject to similar confidentiality obligations.

(b) Noncompetition. In further consideration of the consummation of the transactions contemplated herein, Seller covenants and agrees that as of the Closing and until the earlier of (x) the last day of the Earn-Out Period; or (y) the occurrence of the Interim Transfer Date or the Final Transfer Date (the “Restriction Period”), Seller will not, anywhere in the world, either directly or indirectly, whether or not for consideration: (i) practice any invention, publish any work of authorship or use any mark included within the Seller IP Assets in the Restricted Field (except in the performance of the services pursuant to the Services Agreement); (ii) prevent or otherwise restrict Buyer from developing and commercializing in the Restricted Field the Technology or the Products, utilizing the Seller IP Assets in the Restricted Field, or obtaining patents, trademarks or other intellectual property protection in the Restricted Field on any portion of the Seller IP Assets; or (iii) operate, develop, or perform any business activity or service in the Restricted Field, either financially or as an employee, officer, director, partner, independent contractor, joint developer, consultant, licensor, owner (other than the passive-ownership of less than two percent (2%) of the equity securities of a publicly traded company or through the passive ownership through investments made by Phoenix Venture Partners in which Dr. Soane (x) has recused himself from the investment decision and (y) was not and is not involved directly or indirectly in the management, oversight or operation of, or provision of services to, such investment), or in any other capacity perform services related to or in competition with the Technology in or for, any business in the Restricted Field. Notwithstanding the foregoing, the unintended discovery of fracturing fluids or other well-treating fluids by Seller that could materially decrease the demand for, or value of, Proppants, without any further development or commercialization thereof, shall not be deemed a violation of this Section 8.4(b).

(c) Noninterference. Seller covenants and agrees that during the Restriction Period, it will not, directly or indirectly, (i) hire any employee or agent of the Company, Buyer or any direct or indirect parent or subsidiary entities thereof (the “Buyer Group”), (ii) solicit, induce or attempt to solicit or induce, whether or not for consideration, any employee or agent of the Buyer Group to terminate his or her relationship with the Buyer Group; or (iii) induce or attempt to induce any customer or supplier of the Buyer Group to terminate or adversely change its relationship with the Buyer Group. Buyer covenants and agrees that during the Restriction Period, it will not, directly or indirectly, (A) hire any employee or agent of Seller or Soane Labs LLC (the “Seller Group”), (B) solicit, induce or attempt to solicit or induce, whether or not for consideration, any employee or agent of the Seller Group to terminate his or her relationship with the Seller Group, or (C) induce or attempt to induce any customer or supplier of the Seller Group to terminate or adversely change its relationship with the Seller Group; provided that the foregoing shall not restrict contacts made by Buyer in the ordinary course of business or restrict Buyer from competing in any line of business. The above notwithstanding, the restrictions of this Section 8.4(c) shall not apply to (x) the placement of general advertisements or the use of general search firm services that are not targeted directly towards Buyer Group or Seller Group employees; or (y) any former Buyer Group or Seller Group employee who was terminated or resigned from employment more than twelve (12) months prior to the solicitation.

(d) Equitable Relief. Each of Seller and Buyer agrees that money damages alone will not be a sufficient remedy for any breach of the provisions of Section 8.4, and that in addition to all other remedies, Seller and Buyer (on behalf of itself and the Company) will be entitled to specific performance and injunctive or other equitable relief as a remedy for any breach of Section 8.4, and each of Seller and Buyer waives the securing or posting of any bond in connection with such remedy.

(e) Reformation of Agreement. If any of the covenants contained in this Section 8.4, or any portion thereof, is found by a court of competent jurisdiction to be invalid or unenforceable as against public policy or for any other reason, such court shall exercise its discretion to reform such covenant to the end that Seller shall be subject to nondisclosure, noncompetition, noninterference, or other covenants that are reasonable under the circumstances and are enforceable by Buyer (on behalf of itself and the Company). In any event, if any provision of this Agreement is found unenforceable for any reason, such provision shall remain in force and effect to the maximum extent allowable and all non-affected provisions shall remain fully valid and enforceable.

(f) Reasonableness of Terms. Seller stipulates and agrees that the covenants and other terms contained in this Agreement are reasonable in all respects, including time period, geographical area and scope of restricted activities, that Buyer would not have executed this Agreement, paid the Purchase Price or purchased the Interests had Seller not agreed to these covenants, and that the restrictions contained herein are designed to protect the business of the Company and Buyer and ensure that Seller does not engage in unfair competition against Buyer or the Company.

8.5 Marathon Agreement. Following the Closing Date and prior to the commencement of the Earn-Out Period, Buyer shall have the right, but not the obligation, to satisfy any obligations pursuant to the Marathon Agreement (including any Marathon Payments) from the Escrow Amount.

8.6 Delivery of Records. As soon as reasonably practical but in no event later than four (4) weeks following the Closing, Seller shall deliver to Buyer (on behalf of the Company) any and all tangible manifestations of the Seller IP Assets, including, without limitation, all notes, records, files and tangible items of any sort in Seller’s possession or under its control relating thereto (and with the understanding that Seller, to the extent reasonably practical, will begin such process in between the date hereof and the Closing).

ARTICLE 9: INDEMNIFICATION

9.1 Indemnification of Buyer. From and after the Closing, Seller shall indemnify Buyer, its Affiliates (including from the Closing until the Primary Transfer Date or Secondary Transfer Date, if applicable, the Company) and their respective directors, officers, employees, Affiliates, stockholders, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Buyer Indemnitees”), against and hold the Buyer Indemnitees harmless from any Losses based upon, resulting from, arising out of, or caused by:

(a) any inaccuracy in or breach of any of the representations and warranties of Seller or the Company contained in this Agreement;

(b) any breach or nonperformance of any covenant, agreement or obligation of Seller or the Company in this Agreement;

(c) any Taxes (x) required to be paid by the Company with respect to the period of time prior to the Closing and (y) required to be paid by Seller whether prior to or following the Closing (other than any transfer Taxes for which Buyer has agreed to be responsible pursuant to Section 8.2);

(d) except for the Assumed Liabilities (but without limiting clause (e) below), any Liabilities of the Company to the extent arising prior to the Closing; and

(e) any Liabilities (including, without limitation, the Marathon Payments) arising from the Marathon Agreement to the extent not satisfied from the Escrow Amount or otherwise offset against the Earn-Out Payments.

9.2 Indemnification of Seller. From and after the Closing Date, Buyer shall indemnify Seller and its successors and assigns (collectively, the “Seller Indemnitees”), against and hold the Seller Indemnitees harmless from any Losses based upon, resulting from, arising out of, caused by or in connection with (a) any inaccuracy in or breach of any of the representations and warranties of Buyer in this Agreement; and (b) any breach or nonperformance of any covenant, agreement or obligation of Buyer in this Agreement.

9.3 Right of Offset. Notwithstanding anything to the contrary contained in this Agreement, in the event that Buyer has made, in good faith, any indemnification claim or claims pursuant to Article 9 that is reasonably likely to exceed the amount remaining in the Escrow Fund (as defined in the Escrow Agreement), Buyer shall be entitled to withhold any payment due pursuant to Section 2.4 to Seller for the amount by which such indemnification claim or claims are reasonably expected by Buyer to exceed the amount remaining in the Escrow Fund (the “Set-off Amount”) and instead Buyer shall withhold the Set-off Amount; provided that (a) Buyer shall deliver to Seller a notice (a “Set-off Certificate”) specifying in reasonable detail the nature and dollar amount of the claim and the Set-off Amount and (b) to the extent the claims set forth in the Set-off Certificate are finally resolved in Seller’s favor (whether by mutual agreement of Buyer and Seller or by final non-appealable order of an arbitration panel or court of competent jurisdiction), Buyer shall within five (5) Business Days thereafter pay the portion of the Set-off Amount resolved in Seller’s favor to Seller. Any amounts offset by Buyer pursuant to this Section 9.3 shall be considered a paid portion of an Earn-Out Payment for all other purposes of this Agreement (including, without limitation, for purposes of satisfaction of the Interim Threshold and the Final Threshold).

9.4 Limitations on Indemnification. Notwithstanding any other provision of this Agreement, the indemnification obligations provided for in Section 9.1 and Section 9.2 shall be subject to the limitations and conditions set forth in this Section 9.4.

(a) Any claim by an Indemnified Party for indemnification pursuant to Section 9.1(a) or Section 9.2(a) is required to be made by delivering notice to the Indemnifying Party no later than the date that is eighteen (18) months after the Closing Date; provided that, with respect to indemnification claims for breaches of representations and warranties set forth in Section 3.1 (Authority and Capacity; Ownership of Interests), Section 3.2 (Execution and Delivery; Enforceability), Section 3.5 (Organization and Good Standing), Section 3.6 (Capitalization), Section 3.9 (Brokerage), Section 4.1 (Organization; Authorization); Section 4.2 (Execution and Delivery; Enforceability), Section 4.4 (Brokerage) and the second sentence of Section 3.7(a) (collectively, the “Fundamental Representations”), the Indemnified Party is required to deliver notice within thirty (30) days of the expiration of the applicable statute of limitations.

(b) Except with respect to claims for breaches of the Fundamental Representations and the representations and warranties set forth in Section 3.8 (No Undisclosed Liabilities), the maximum amount to which an Indemnifying Party shall be liable for in the aggregate pursuant to Section 9.1(a) or Section 9.2(a) shall be ten percent (10%) of the Purchase Price (which, for clarity, includes any Earn-Out Amount otherwise payable to Seller hereunder).

(c) An Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.1(a) or Section 9.2(a) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party exceeds $550,000, in which case the Indemnifying Party shall be liable for all the indemnifiable Losses; provided that this limitation shall not be applicable to claims for breaches of the Fundamental Representations and the representations and warranties set forth in Section 3.7 (Intellectual Property) and Section 3.8 (No Undisclosed Liabilities).

(d) The Indemnified Parties shall use commercially reasonable efforts to recover any Losses against insurers or other third parties with respect to any contractual rights to indemnification, reimbursement, offset or recovery against such third parties existing as of the Closing Date; provided that (i) the out-of-pocket costs of such efforts shall constitute Losses and (ii) an Indemnified Party shall not be required to initiate or pursue litigation against third parties. Any amounts actually received from such insurers or such other third parties (net of any premium increases as a result of such claim and any out-of-pocket costs of collection incurred by the Indemnified Party) which cover, or are duplicative of, a claimed Loss, shall reduce the amount of Losses for determining the amount of the indemnity obligation under this Article 9 or, if already paid pursuant to an indemnification claim, when received the Indemnified Party shall pay such amount to the Indemnifying Party.

(e) Any Loss for which any Indemnified Party is entitled to indemnification under this Article 9 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.

(f) Each Indemnified Party shall take commercially reasonable measures to mitigate all Losses upon and after becoming aware of any event which could reasonably be expected to give rise to Losses; provided that (i) the out-of-pocket costs of such efforts shall constitute Losses and (ii) an Indemnified Party shall not be required to initiate or pursue litigation against third parties. Any failure by an Indemnified Party to mitigate Losses shall not relieve any Indemnifying Party of its obligations under this Article 9.

(g) Notwithstanding anything else herein, in no event shall the maximum amount of Losses for which the Indemnified Parties shall be liable for in the aggregate under this Agreement exceed the Purchase Price (which, for clarity, includes any Earn-Out Amount otherwise payable to Seller hereunder).

9.5 Exclusive Remedy; Fraud. The parties agree that from and after the Closing Date, the exclusive remedies of the parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement are the indemnification obligations of the parties set forth in this Article 9, except with respect to fraud, injunctive relief and specific performance in the case of a breach of covenants, and any disputes regarding the amount of any Earn-Out Payment due shall be resolved pursuant to the process for dispute resolution set forth in Section 2.4(d).

9.6 Procedures.

(a) If an Indemnified Party wishes to seek indemnification under this Article 9, the Indemnified Party shall give written notice thereof to the party from which indemnification is sought (the “Indemnifying Party”); provided, that in the case of any action or lawsuit brought or asserted by a third party (a “Third Party Claim”) that would entitle the Indemnified Party to indemnity hereunder, the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing; provided further, that the failure to so notify the Indemnifying Party promptly shall not relieve the Indemnifying Party of its indemnification obligation hereunder except to the extent that the Indemnifying Party has been materially prejudiced thereby. Any request for indemnification made by an Indemnified Party shall be in writing, shall specify in reasonable detail the basis for such claim, the facts pertaining thereto and, if known and quantifiable, the amount thereof.

(b) In the case of any Third Party Claim, the Indemnified Party shall select counsel for the defense of such claim and conduct the defense diligently and in good faith; provided that at all times, the Indemnified Party shall not be authorized to enter into a settlement with respect to such Third Party Claim without the Indemnifying Party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), unless the Indemnified Party releases the Indemnifying Party from all indemnification obligations and Liability with respect to such Third Party Claim. The Indemnified Party shall keep the Indemnifying Party apprised of the status of any Third Party Claim, shall furnish the Indemnifying Party with all documents and information that the Indemnifying Party reasonably requests, and shall consult with the Indemnifying Party prior to acting on major matters, including settlement discussions. The Indemnifying Party shall at all times have the right to participate in such defense at its own expense directly or through counsel. If the Indemnified Party ceases conducting a diligent good faith defense of a Third Party Claim, then the Indemnifying Party may undertake the defense of (with counsel selected by the Indemnifying Party), but shall not compromise or settle such Third Party Claim without the prior written consent of the Indemnified Party. If a Third Party Claim is one that, by its nature, cannot be defended solely by the Indemnified Party and the Indemnified Party is controlling the defense, then the Indemnifying Party and Indemnified Party will cooperate with each other in all reasonable respects in connection with the defense of such Third-Party Claim.

9.7 Purchase Price Adjustments. For all Tax purposes, amounts paid to or on behalf of any party as indemnification under this Agreement shall be treated as adjustments to the purchase price.

9.8 Pre-Closing Breaches; No Reimbursement. Seller agrees that, should it become liable for indemnification to any Buyer Indemnitee pursuant to Section 9.1, the Company shall not have any liability to Seller for reimbursement, indemnification, subrogation or otherwise as a result of such breach, including any rights under any contracts or the Company’s Organizational Documents.

ARTICLE 10: CERTAIN DEFINITIONS

When used in this Agreement, the following terms in all of their singular or plural, tenses, cases and correlative forms shall have the meanings assigned to them in this Article 10, or elsewhere in this Agreement as indicated in this Article 10:

An “Affiliate” of a specified Person means any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For purposes of this definition, “Control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital stock, by contract, or otherwise.

“Agreement” means this Interests Purchase Agreement, as may be amended from time to time.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Cleveland, Ohio are authorized or obligated by Law to close.

“Buyer” is defined in the introductory statements of this Agreement.

“Buyer Group” is defined in Section 8.4(c).

“Buyer Indemnitees” is defined in Section 9.1.

“Buyer License Agreement” is defined in Section 2.4(i).

“Closing” and “Closing Date” are defined in Article 6.

“Closing Cash” is defined in Section 2.3.

“Commercial Sale” is defined in Section 2.4(b).

“Company” is defined in the introductory statements of this Agreement.

“Company Operating Agreement” is defined in Section 2.4(g).

“Confidential Information” is defined in Section 8.4(a).

“Confidentiality Agreement” is defined in Section 7.8.

“Contribution Agreement” is defined in Section 2.1.

“Dr. Soane” means Dr. David S. Soane, an individual.

“Earn-Out Amount” is defined in Section 2.4(a).

“Earn-Out Commencement Date” is defined in Section 2.4(a).

“Earn-Out Note” is defined in Section 2.4(a).

“Earn-Out Payment” is defined in Section 2.4(a).

“Earn-Out Period” is defined in Section 2.4(a).

“Earn-Out Statement” is defined in Section 2.4(c).

“Election Period” is defined in Section 8.5.

“Escrow Agreement” is defined in Section 5.1(f)(viii).

“Escrow Amount” is defined in Section 2.3.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Field” means (i) developing, manufacturing, using and/or commercializing (a) any Proppant, and (b) any fracturing fluid or other well-treatment fluid that is intended to impart self-suspending properties to Proppants, intended to enhance the self-suspending properties of Proppants, or is necessary for the proper performance of Proppants; and (ii) all activities relating to the performance of the obligations required pursuant to the Marathon Agreement.

“Fifth Measuring Period” means the period beginning on the day after the end of the Fourth Measuring Period and ending on the fifth anniversary of the Earn-Out Commencement Date.

“Fifth Payment” is defined in Section 2.4(a)(5).

“Final Buy-Out Amount” is defined in Section 2.4(h).

“Final Buy-Out Right” is defined in Section 2.4(h).

“Final Call Notice” is defined in Section 2.4(h).

“Final Call Option” is defined in Section 2.4(h).

“Final Security” is defined in Section 2.4(h).

“Final Threshold” is defined in Section 2.4(f).

“Final Transfer Date” is defined in Section 2.4(h).

“First Measuring Period” means the period beginning on the Earn-Out Commencement Date and ending on the first anniversary of the Earn-Out Commencement Date.

“First Payment” is defined in Section 2.4(a)(1).

“Foreclosure” is defined in Section 2.4(f).

“Fourth Measuring Period” means the period beginning on the day after the end of the Third Measuring Period and ending on the fourth anniversary of the Earn-Out Commencement Date.

“Fundamental Representations” is defined in Section 9.4(a).

“GAAP” means generally accepted accounting principles, as in effect in the United States from time to time and applied on a basis consistent with Buyer’s past practices.

“Governmental Authority” means any domestic, foreign or multi-national federal, state, provincial, regional, municipal or local governmental or administrative authority, including any court, tribunal, agency, bureau, committee, board, regulatory body, administration, commission or instrumentality constituted or appointed by any such authority.

“Independent Accountants” means a nationally recognized independent accounting or financial firm mutually agreed upon by Buyer and Seller; provided that if Buyer and Seller are unable to agree upon a firm within five (5) Business Days of the start of deliberation on the matter, each of Buyer and Seller shall select an independent nationally recognized accounting or financial firm and such firms shall mutually select the Independent Accountants, which selection shall be binding on Buyer and Seller.

“Indemnified Party” means the Buyer Indemnitees or a Seller Indemnitees.

“Indemnifying Party” is defined in Section 9.6(a).

“Intellectual Property” means any and all of the following: (a) all ideas, designs, concepts, techniques, methodologies, processes, inventions, discoveries, whether or not patentable, any invention disclosures and similar disclosures of any of the foregoing, and any shop rights in any of the foregoing; (b) know-how, formulae, specifications and rights under United States trade secret laws; (c) all works of authorship; (d) all copyrights, patents, trademarks, service marks and trade names and all applications therefor and rights related thereto, and all U.S. and foreign patent applications claiming priority to the foregoing applications and U.S. and foreign patents that may be granted from said patent applications and all continuation, divisional, continuations-in-part, and/or reissue patents that may be granted based on the foregoing patents or patent applications; (e) computer software (specifically excluding all shrink wrap software), data, data bases and documentation thereof; (f) any and all enhancements, improvements, modifications and changes of any sort to the foregoing; (g) the right to sue for past infringement, misappropriation or improper, unlawful or unfair use of any of the foregoing; (h) all documents, laboratory notebooks, reports, notes, sketches and prototypes, and other memorialization of the foregoing, as well as all information relating to development of a commercial market related thereto; and (i) all goodwill and brand recognition with respect to the foregoing.

“Interests” is defined in the Recitals of this Agreement.

“Interests Purchase” is defined in the Recitals of this Agreement.

“Interim Buy-Out Amount” is defined in Section 2.4(g).

“Interim Buy-Out Right” is defined in Section 2.4(g).

“Interim Call Notice” is defined in Section 2.4(g).

“Interim Security” is defined in Section 2.4(g).

“Interim Threshold” is defined in Section 2.4(f).

“Interim Transfer Date” is defined in Section 2.4(g).

“IP Agreements” is defined in Section 3.7(j).

“Contribution” is defined in the Recitals of this Agreement.

“Law” means any common law decision and any federal, state, provincial, territorial, regional, local or foreign law, statute, ordinance, code, rule or regulation.

“Liabilities” means any responsibilities, obligations, duties, commitments, claims or liabilities, whether known or unknown, accrued, absolute, contingent or otherwise.

“Lien” means any lien, charge, mortgage, deeds of trust, pledge, easement, encumbrance or security interest.

“Loss” or “Losses” means any and all losses (direct or indirect), Liabilities, claims, demands, judgments, damages, fines, costs, expenses, penalties, actions, notices of violation, and notices of Liability and any claims in respect thereof (including the costs of reasonable investigation, remediation, accountants and attorney’s fees).

“Marathon Agreement” means all the provisions, rights and obligations under the Joint Development Agreement between Seller and Marathon Oil Company dated December 20, 2011, as amended by that certain Amendment 1 to Joint Development Agreement dated July 20, 2012.

“Marathon Payments” shall mean any payment obligations of Buyer or the Company under the Marathon Agreement (including the Marathon Proppants Return as defined in the Marathon Agreement), without giving effect to any amendments or restatements of the Marathon Agreement entered into after Closing.

“Measuring Period” is defined in Section 2.4(a).

“MFN Right” is defined in Section 2.4(i).

“Negotiation Period” is defined in Section 8.5.

“New MOC Agreement” means a non-exclusive license pursuant to which Marathon Oil Company may use the Seller IP Assets solely for purposes of its own operations, in form and substance satisfactory to Buyer in its sole discretion, which license agreement shall release Buyer and the Company from any Liabilities to Marathon (including amounts owed to Marathon) pursuant to the Marathon Agreement (including any Liabilities pursuant to provisions of the Marathon Agreement that survive its expiration).

“Non-Field Development” is defined in Section 8.5.

“Non-Field Development Notice” is defined in Section 8.5.

“Order” means any judgment, injunction, award, decision, decree, ruling, verdict, writ or order of any nature of any Governmental Authority.

“Organizational Documents” means (a) the articles or certificate of incorporation, the memorandum of association, the articles of association and the bylaws of a corporation, as applicable; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the certificate or articles of formation and the operating agreement or declaration of limited liability of a limited liability company, (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; (f) the declaration of trust and trust agreement of any trust; and (g) any amendment to any of the foregoing.

“Outside Person” is defined in Section 2.4(b).

“Patent Applications” is defined in the Recitals of this Agreement.

“Person” means an individual, a corporation, a limited liability company, a partnership, a trust, an unincorporated association, a Government Authority, or any other entity or organization.

“Product Licenses” is defined in Section 2.4(b).

“Product Margin” is defined in Section 2.4(b).

“Product Sales” is defined in Section 2.4(b).

“Products” is defined in Section 2.4(b).

“Proppant” means a substrate of sand, resin-coated sand, ceramic, or any other particulate material having a density of 2 gm/cc or more, carrying a hydrogel coating, for use as a proppant in fracturing applications in the oil and gas industry.

“Purchase Price” is defined in Section 2.3.

“Released Parties” is defined in Section 8.3.

“Restricted Field” means (i) developing, manufacturing, using and/or commercializing proppants (of any substrate and whether or not carrying a hydrogel coating) used in hydraulic fracturing applications in the oil and gas industry; and (ii) developing, manufacturing, using and/or commercializing fracturing fluid or other well-treating fluid (A) that is intended to impart self-suspending properties to Proppants, intended to enhance the self-suspending properties of Proppants, or is necessary for the proper performance of Proppants or any other proppants that have self-suspending properties and that would compete with the Products when used for hydraulic fracturing applications in the oil and gas industry; or (B) that would materially decrease the demand for, or value of, Proppants.

“Restriction Period” is defined in Section 8.4(b).

“Second Measuring Period” means the period beginning on the day after the end of the First Measuring Period and ending on the second anniversary of the Earn-Out Commencement Date.

“Second Payment” is defined in Section 2.4(a)(2).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” is defined in the introductory statements of this Agreement.

“Seller Indemnitees” is defined in Section 9.2.

“Seller IP Assets” means the Intellectual Property included in the Contributed Assets contributed and assigned from Seller to the Company under the Contribution Agreement.

“Soane License Agreement” is defined in Section 5.1(f)(v).

“Services Agreement” is defined in Section 5.1(g)(iv).

“Set-off Amount” is defined in Section 9.3.

“Set-off Certificate” is defined in Section 9.3.

“Significant Transaction” is defined in Section 7.6.

“Soane Agreement” is defined in Section 5.1(f)(vii).

“Subsidiary” and “Subsidiaries” means any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities in which Fairmount Minerals, Ltd. owns of record or beneficially, through one or more intermediaries, greater than fifty percent (50%) of the capital stock of such entity.

“Taxes” means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Technology” means all information, know-how, inventions and other items of Intellectual Property that relate to, claim or cover the composition, properties (including dusting minimization, controlled chemical delivery and reduction of pumping pressure attributes), method of manufacture or method of use of any Proppant.

“Third Measuring Period” means the period beginning on the day after the end of the Second Measuring Period and ending on the third anniversary of the Earn-Out Commencement Date.

“Third Party Claim” is defined in Section 9.6(a).

“To Seller’s Knowledge”, “known to Seller” or words of similar import means those facts or circumstances actually known by Dr. Soane, Robert P. Mahoney, Martha Groves or Dr. Sharon Webb, or any facts or circumstances which would be known by such individual after reasonable inquiry of the books and records of Seller and such individuals’ direct reports; provided that facts or circumstances known by Marie K. Herring, Kevin P. Kinkaid, Rosa Casado Portillo and Philip Wuthrich shall be deemed imputed knowledge of Robert P. Mahoney.

“Up-Front Amount” is defined in Section 2.3.

ARTICLE 11: CONSTRUCTION; MISCELLANEOUS PROVISIONS

11.1 Notices. Any notice to be given or delivered pursuant to this Agreement shall be ineffective unless given or delivered in writing, and shall be given or delivered in writing as follows:

(a)	If to Buyer or, following the Closing, the Company, to:

Fairmount Minerals, Ltd.

8834 Mayfield Road

Chesterland, Ohio 44026

Attention: David J. Crandall, Vice President and General Counsel

Email: Dave.Crandall@fmsand.com

Telecopy Number: (440) 729-0265

With a copy to:

Calfee, Halter & Griswold LLP

The Calfee Building

1405 East Sixth Street

Cleveland, Ohio 44114

Attention: Thomas M. Welsh

Email: Twelsh@calfee.com

Telecopy Number: (216) 241-0816

(b)	If to Seller:

Soane Energy LLC

35 Spinelli Place

Cambridge, MA 02138

Attention: Chief Financial Officer

Email: MGroves@soanelabs.com

Fax: (617) 871-2102

With a copy to:

Goodwin Procter LLP

53 State Street

Boston, MA 02109

Attention: Amber R.E. Dolman

Email: ADolman@goodwinprocter.com

Fax: (617) 321-4728

or in any case, to such other address for a party as to which notice shall have been given to Buyer and the Company, on the one hand, and Seller, on the other hand, in accordance with this Section. Notices so addressed shall be deemed to have been duly given (i) on the third (3rd) Business Day after the day of registration, if sent by registered or certified mail, postage prepaid, (ii) on the next Business Day following the documented acceptance thereof for next-day delivery by a national overnight air courier service, if so sent, or (iii) on the date sent by electronic mail, facsimile transmission or personal delivery, if electronically confirmed. Otherwise, notices shall be deemed to have been given when actually received at such address.

11.2 Entire Agreement. This Agreement and the exhibits hereto constitute the exclusive statement of the agreement among Buyer, Seller and the Company concerning the subject matter hereof, and supersedes all other prior agreements, oral or written, among or between any of the parties hereto concerning such subject matter. All negotiations among or between any of the parties hereto are superseded by this Agreement, and there are no representations, warranties, promises, understandings or agreements, oral or written, in relation to the subject matter hereof among or between any of the parties hereto other than those expressly set forth or expressly incorporated herein.

11.3 Modification. No amendment, modification, or waiver of this Agreement or any provision hereof, including the provisions of this sentence, shall be effective or enforceable as against a party hereto unless made in a written instrument that specifically references this Agreement and that is signed by the party waiving compliance.

11.4 Governing Law; Jurisdiction and Venue. This Agreement shall be construed under and governed by the Laws of the State of Delaware, without giving effect to choice of Laws principles that would require or permit application of the Laws of another jurisdiction. Each party hereto agrees that any claim relating to this Agreement shall be brought solely and exclusively in the state or federal courts in the State of Delaware and all objections to personal jurisdiction and venue in any action, suit or proceeding so commenced are hereby expressly waived by all parties hereto. The parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 11.1, and service so made shall be complete as stated in such Section.

11.5 No Assignment. Except as provided in the following sentence, no assignment of any part of this Agreement or any right or obligation hereunder may be made without the prior written consent of all other parties hereto, and any assignment attempted without such consent will be void. Without the consent of Seller, Buyer (and following the Closing, the Company) may assign all or any part of this Agreement and all or any part of its rights and obligations hereunder to: (a) an Affiliate of Buyer and (b) to any of Buyer’s lenders as collateral security; provided that no such assignment shall relieve Buyer of its obligations under this Agreement.

11.6 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of Buyer, the Company and Seller and their respective successors and permitted assigns.

11.7 Headings. The article and section headings used in this Agreement are intended solely for convenience of reference, do not themselves form a part of this Agreement, and may not be given effect in the interpretation or construction of this Agreement.

11.8 Interpretation. Unless a clear contrary intention appears: (a) the singular number shall include the plural, and vice versa; (b) reference to any gender includes each other gender; (c) reference to any agreement, document or instrument shall mean such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (d) “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; (e) all references in this Agreement to “Schedules,” “Sections” and “Exhibits” are intended to refer to Schedules, Sections and Exhibits to this Agreement, except as otherwise indicated; (f) the headings in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement; (g) “or” is used in the inclusive sense of “and/or”; (h) with respect to the determination of any period of time, “from” shall mean “from and including” and “to” shall mean “to but excluding”; and (i) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof.

11.9 Number and Gender; Inclusion. Whenever the context requires in this Agreement, the masculine gender includes the feminine or neuter, the neuter gender includes the masculine or feminine, the singular number includes the plural, and the plural number includes the singular. In every place where it is used in this Agreement, the word “including” is intended and shall be construed to mean “including, without limitation.”

11.10 Counterparts. This Agreement may be executed and delivered in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. A facsimile or other copy of a signature shall be deemed an original for purposes of this Agreement.

11.11 Third Parties. No provision of this Agreement is intended or shall be construed to confer on any Person, other than the parties hereto, any rights hereunder, except that Buyer Indemnitees and Seller Indemnitees who are not otherwise parties to this Agreement shall be third party beneficiaries of this Agreement.

11.12 Time Periods. Any action required hereunder to be taken within a certain number of days shall, except as may otherwise be expressly provided herein, be taken within that number of calendar days; provided, however, that if the last day for taking such action falls on a Saturday, a Sunday, or a legal holiday, the period during which such action may be taken shall automatically be extended to the next Business Day.

11.13 Injunctive Relief. The parties hereto acknowledge and agree that irreparable damage would occur in the event that Buyer, Seller or the Company did not perform or otherwise breached any of the provisions of this Agreement or any other agreement to be executed and delivered by Buyer, Seller or the Company in connection herewith. It is accordingly agreed that Buyer, Seller and the Company shall be entitled to an injunction or injunctions to prevent such non-performance or breach of this Agreement or any other agreement to be executed and delivered by Buyer, Seller or the Company in connection herewith, in addition to any other remedy to which they may be entitled at law or equity.

[Signature Page Follows]

IN WITNESS WHEREOF, Buyer, Seller and the Company have executed and delivered this Interests Purchase Agreement as of the date first written above.

BUYER:

FAIRMOUNT MINERALS, LTD.

By:	/s/ David J. Crandall
Name: David J. Crandall
Its: Vice President, General Counsel and Secretary

SELLER:

SOANE ENERGY LLC

By:	/s/ David Soane
Name: David Soane
Its: CEO

COMPANY:

SELF-SUSPENDING PROPPANT LLC

By:	/s/ Martha Groves
Name: Martha Groves
Its: CFO

[Signature Page to Interests Purchase Agreement]

Exhibits to Interests Purchase Agreement

Exhibit A

Patent Applications

Exhibit B

Contribution Agreement

Exhibit C-1

Unsecured Earn-Out Promissory Note by Buyer in favor of Seller

Exhibit C-2

Membership Interests Security Agreement by Buyer in favor of Seller

Exhibit D

Amended and Restated Limited Liability Company Agreement of SSP

Exhibit E

License Agreement (SSP to Buyer)

Exhibit F

IP Agreements

Exhibit G

License Agreement (SSP to Soane Labs)

Exhibit H

Services Agreement between SSP and Seller

Exhibit I

Letter Agreement among Seller, Soane Labs, Dr. David Soane, and Buyer

Exhibit J

Escrow Agreement

Disclosure Schedule to Interests Purchase Agreement